Exhibit 99.1

SGOCO Group, Ltd. Announces 2015 Unaudited Interim Financial Results

SHENZHEN, China, December 24, 2015 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display and computer product market, today announced its unaudited operating results for the six months ended June 30, 2015.

2015 Interim Results Overview

The interim results of SGOCO were continually impacted by significant increases in competition and the overall weak industrial growth in the Chinese display industry.

Interim revenues decreased 98.5% to $0.5 million for the first six months of this year (“1H”), as compared to $34.1 million for the first six months of 2014.

Gross profit dropped 98.6% to $0.02 million in the 1H 2015, from $1.7 million for the same period in 2014.

Net loss for the 1H 2015 was $0.9 million, compared to net loss of $1.6 million during the same period in 2014.

Basic and diluted loss per share was $0.05 for the 1H 2015, as compared to $0.09 loss per share in the 1H 2014.

Revenue

Due to the increasing popularity of mobile devices, the contraction of the personal computer market demand continued and it adversely impacted the market demand of our major product, flat panel LCD and LED monitors. The drop in market demand also led to intense competition with our peers which has further affected our revenue and gross margins. Our total revenues decreased by 98.5% to $0.5 million, as compared with $34.1 million for the first six months of 2014.

Gross margin

In 1H 2015, the gross profit of the Company decreased 98.6% to $0.02 million from $1.7 million for the same period in 2014. The overall gross margin for the 1H 2015 was 4.8%, as compared with 5.1% during the same period of 2014.

Operating loss and expenses

The Company recorded a $0.8 million operating loss in the 1H 2015, as compared to an operating loss of $1.9 million in the 1H 2014. Operating expenses in 1H 2015 decreased by 77.2% to $0.8 million, compared to operating expenses of $3.7 million in the first six months of 2014. The decrease of G&A expenses was mainly due to tightened controls over expenses and decreased staff costs due to the number of employees reduced in our Hong Kong, Shenzhen and Beijing offices.

Net loss and loss per share

Net loss for the 1H 2015 was $0.9 million, compared to a net loss of $1.6 million for the same period in 2014. The net margin experienced a loss of 169.4% in the 1H of 2015, as compared to 4.8% during the same period of 2014. Basic and diluted loss per share was $0.05 in the 1H of 2015 based on 17,531,861 weighted average number of common shares, as compared to basic and diluted loss per share of $0.09 based on 17,397,082 weighted average number of common shares for the 1H 2014.

Cash and working capital

SGOCO held $91.6 million cash and cash equivalents at the end of June 30, 2015, compared to $0.1 million as of December 31, 2014. Working capital decreased to $84.5 million from $85.2 million at the end of December 31, 2014. The receipt of Sales Price and Receivables from disposal of our subsidiary, SGOCO (Fujian), were the major causes for the increase of cash flow.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One ("AIO") and Parts-In-One ("PIO") computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: (+86) 0755-26978199 ext: 7500

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2015	2014
REVENUES:
Revenues	504	34,141

COST OF GOODS SOLD:
Cost of goods sold	480	32,396

GROSS PROFIT	24	1,745

OPERATING EXPENSES:
Selling expenses	42	240
General and administrative expenses	798	3,441
Total operating expenses	840	3,681

LOSS FROM OPERATIONS	(816)	(1,936)

OTHER INCOME (EXPENSES):
Interest income	46	338
Interest expense	-	(171)
Other expense, net	(86)	(8)
Change in fair value of warrant derivative liability	2	15
Total other income (expenses), net	(38)	174

LOSS BEFORE PROVISION FOR INCOME TAXES	(854)	(1,762)

PROVISION FOR INCOME TAXES	-	(113)

NET LOSS	(854)	(1,649)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(1)	(592)

COMPREHENSIVE LOSS	(855)	(2,241)

LOSS PER SHARE:
Basic	(0.05)	(0.09)
Diluted	(0.05)	(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,531,861	17,397,082
Diluted	17,531,861	17,397,082

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	June 30,	December 31,
	2015	2014

ASSETS

CURRENT ASSETS
Cash	91,642	92
Accounts receivable, trade	134	910
Other receivables	34	51
Other Receivable-shareholder	135	-
Receivable from sale of a subsidiary	-	91,379
Inventories	174	1
Advances to suppliers	-	33
Prepaid income tax	17	17
Other current assets	55	56
Total current assets	92,191	92,539

PLANT AND EQUIPMENT, NET	13	14

Total assets	92,204	92,553

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	851	606
Short-term loan - shareholder	-	100
Other payables and Accrued liabilities	355	209
Customer deposits	85	198
Taxes payable	6,241	6,241
Convertible debt	204	-
Warrant derivative liability	-	2
Total liabilities	7,736	7,356

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2015 and December 31, 2014
	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized,
17,594,861 and 17,414,861 issued and outstanding as of
June 30, 2015 and December 31, 2014, respectively	18	18
Additonal paid-in-capital	25,715	25,589
Statutory reserves	-	-
Retained earnings	58,747	59,601
Accumulated other comprehensive income	(12)	(11)
Total shareholders' equity	84,468	85,197

Total liabilities and shareholders' equity	92,204	92,553

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Unaudited)

(In thousands of U.S. dollars)

	June 30
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(855)	(1,649)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization	-	41
Bad debt provision	-	1,339
Change in fair value of warrant derivative liability	(2)	(15)
Share-based compensation expenses	126	538
Change in operating assets – (increase) decrease
Accounts receivable, trade	775	(3,969)
Deferred tax assets	-	(353)
Other receivables and prepayments	17	385
Notes Receivable	-	1,316
Inventories	(173)	928
Advances to suppliers	32	(12,782)
Prepaid income tax	-	-
Other current assets	(9)	(53)
Change in operating liabilities – increase (decrease)
Accounts payables, trade	244	4,457
Other payables and accrued liabilities	149	138
Customer deposits	(113)	(354)
Taxes payable	(1)	247
Net cash provided by (used in) operating activities	190	(9,785)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of $25	91,241	-
Net cash provided by investing activities	91,241	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on short-term loan	-	(2,617)
Proceeds from shareholder loan	270	100
Payments on shareholder loan	(505)	-
Proceeds from convertible debt	204	-
Net cash used in financing activities	(31)	(2,517)

EFFECT OF EXCHANGE RATE ON CASH	150	(87)

(DECREASE) INCREASE IN CASH	91,550	(12,389)

CASH, beginning of year	92	13,497

CASH, end of year	91,642	1,108

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	-	171
Cash paid for income taxes	-	43